UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 20, 2011
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release    GRANTING OF ADDITIONAL OPTIONS IN TERMS OF THE
                                         ANGLOGOLD SHARE INCENTIVE SCHEME

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com
News Release
20 May 2011
GRANTING OF ADDITIONAL OPTIONS IN TERMS OF THE ANGLOGOLD ASHANTI SHARE
INCENTIVE SCHEME
At the annual general meeting of shareholders held on 11 May 2011, shareholders, by the requisite majority, approved the resolution amending the LTIP allocation percentages granted to the Chief Executive Officer, the Chief Financial Officer and Executive Vice Presidents, so as to
align 2011 total pay with the median of the global comparator group.
In terms of the JSE Listings Requirement 3.63, the additional options granted by the Company in terms of the AngloGold Ashanti Share Incentive Scheme to the directors in 2011 are as follows:
Date of notification : 20 May 2011.
Date of grant : 19 May 2011.
Awards granted in terms of the Long-Term Incentive Plan (LTIP)
vest three years after date of grant, to the extent that the performance conditions under which the awards were granted are met. LTIP awards vest on 19 May 2014. Any awards not exercised within 10 years from date of grant will lapse. The shares were allocated off market.
Strike price :
NIL cost to participant in accordance with the rules of the above plans.
Class of security : Awards to acquire ordinary shares.
Type of interest : Direct beneficial.
Clearance was obtained in terms of 3.66 of the JSE Listings Requirements.

Name Designation
Additional Long-
Term Incentive
Plan
(1)
Market value of
additional LTIPs
at date of grant
(2)
Cutifani: M Director and CEO 16,361 R5,052,276.80
Venkatakrishnan: S Director and CFO 9,814 R3,030,563.20
26,175 R8,082,840.00
Total additional awards granted in 2011 in terms of
the AngloGold Share Incentive Scheme including
the above:
44,133
R13,628,270.40
Number of Participants
7
Market value per award at date of grant
R308.80
(1)
Additional awards granted pursuant to the approval by shareholders at the annual general meeting held on 11 May 2011.
(2)
Market value at date of grant assumes that 100% of the LTIP criteria will be achieved and the awards vest.
Total number of ordinary shares currently held personally by the CEO and CFO is 10,000 and
10,351 respectively.
Johannesburg
JSE Sponsor: UBS Limited
ENDS
__________________________________________________________________________________________________________________
Contacts
Tel:
E-mail:
Alan Fine (Media)
+27 (0) 11 637- 6383
/
+27 (0) 83 250 0757
afine@anglogoldashanti.com
Mike Bedford (Investors)
+27 (0) 11 637 6273
/
+27 (0) 82 3748820
mbedford@anglogoldashanti.com
Stewart Bailey (Investors)
+1 212 836 4303
/
+1 646 338 4337
sbailey@anglogoldashanti.com
Certain statements made in this communication, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects, the completion of announced mergers and acquisitions transactions, AngloGold Ashanti’s liquidity and capital resources, and expenditure and the outcome and consequences of any litigation proceedings or environmental issues, contain certain forward-looking statements regarding
AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions including environmental approvals and actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of certain of these factors, refer to
AngloGold Ashanti's annual report for the year ended 31 December 2010, which was distributed to shareholders on 29 March 2011. The company’s 2009 annual report on Form 20-F, was filed with the Securities and Exchange Commission in the United States on April 19, 2010 and as amended on May 18,
2010. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
AngloGold Ashanti posts information that is important to investors on the main page of its website at
www.anglogoldashanti.com
and under the “Investors”
tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: May 20, 2011
By:
/s/ L Eatwell
Name:  L EATWELL
Title:    Company Secretary